26533 Evergreen Rd, Suite 500, Southfield, MI 48076

January 21, 2016

Kathleen Collins
Accounting Branch Chief - Office of Information Technologies and Services
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Covisint Corporation
Form 10-K for the Fiscal Year Ended March 31, 2015
Filed May 27, 2015
Form 8-K Filed November 10, 2015
File No. 001-36088

Dear Ms. Collins:

This letter from Covisint Corporation (the “Company”) is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 23, 2015, relating to the Company’s Form 10-K for the Fiscal Year Ended March 31, 2015 (File No. 001-36088) filed with the Commission on May 27, 2015 (the “Form 10-K”) and the Company’s Form 8-K filed November 10, 2015 (File No. 001-36088).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended March 31, 2015

Item 1. Business

Customers, page 4

1.
We note that GM accounted for 30% of your total revenue in fiscal 2015. We note further that during fiscal 2015 you entered into two five-year agreements with Cisco under which you will continue to provide your platform to GM as a subcontractor to Cisco. Please tell us what consideration you have given to filing the two agreements with Cisco as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company evaluated the need for filing these two agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Based upon the analysis below, the Company has determined that these two agreements are such as ordinarily accompanies the kind of business conducted by the Company, the Company is not “substantially dependent” on either of these agreements, and the agreements should not be aggregated for purposes of determining “substantial dependence”.

•
At the time of the Staff’s evaluation of the Company’s Registration Statement on Form S-1 during the first half of 2013, the Staff inquired about the need to file the Company’s agreements with General Motors Corporation (“GM”) pursuant to which aggregate sales related to GM and its affiliates exceeded 10% of the Company’s total revenues for fiscal year 2012. At that time, the Company was a party to an Enterprise Services Agreement with GM. The Enterprise Services Agreement is a master agreement providing the standard terms and conditions of the provision of services to GM, which each vendor of information technology and related services to GM is required to sign. The Company provided actual services to GM under “global services contracts.” The Company had two global service contracts - one related to GM’s electronic data exchange (“EDI GSC”) and the other to GM’s OnStar product (“OnStar GSC”).

•
In discussion with the Staff, the Company explained that the two global service contracts were separate and distinct from the other as they: (a) contained unique pricing and service requirements; (b) related to distinct services provided to separate business units within GM, and (c) were independently negotiated and administered at the applicable individual business unit level of GM.

•
The Staff was satisfied with the Company’s determination that the Company was not required to file as exhibits to its Registration Statement on Form S-1 the Enterprise Services Agreement, the EDI GSC or the OnStar GSC.

•
In November 2013, the Company entered into a Software License and Hosting Services Agreement with Cisco Systems, Inc. (“License Agreement”). Similar to the GM Enterprise Services Agreement, this License Agreement serves as the master agreement for nearly all of the Company’s orders from Cisco.

•
In December 2014, effective January 1, 2015 through April 30, 2020, the Company and GM agreed to revise their business relationship relating to the EDI GSC. Specifically, it was agreed that (a) Cisco would become the prime contractor for the provision of EDI services to the GM business unit; (b) Cisco and the Company would enter into an agreement under which the Company would provide EDI services to GM as a subcontractor (“EDI Subcontract”), and (c) GM and the Company would terminate the EDI GSC. Under the EDI Subcontract, Covisint provides identical services to the same independent GM line of business as under the EDI GSC.

•
In April 2015, effective May 1, 2015 through April 30, 2020, the Company and GM agreed to revise their business relationship relating to the OnStar GSC in a similar fashion to the EDI GSC. Specifically, it was agreed that (a) Cisco would become the prime contractor for the provision of OnStar services to the OnStar business unit; (b) Cisco and the Company would enter into an agreement under which the Company would provide OnStar services as a subcontractor (“OnStar Subcontract”), and (c) GM and the Company would terminate the OnStar GSC. Under the OnStar Subcontract, Covisint provides identical services to the same independent GM line of business as under the OnStar GSC.

•
GM, and its lines of business, cannot terminate its agreement with Cisco relating to EDI or OnStar without cause. Similarly, neither the EDI Subcontract nor the OnStar Subcontract can be terminated for convenience by Cisco.

As the Company continues to provide (a) identical services through Cisco as it did independently to GM, (b) to the same independent lines of business within GM, the analysis provided by the Company to the Staff during the S-1 review still applies. The Company is not substantially dependent on the EDI Subcontract or the OnStar Subcontract, and the agreements should not be aggregated for purposes of determining “substantial dependence”.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Other Intangible Assets, page 34

2.
You state that after considering the minimum effect of a control premium, the fair value of your reporting unit exceeded the carrying value by 12% as of March 31, 2015. Please tell us what consideration you have given to describing the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in your impairment assessment. Please refer to Item 303(a)(3)(ii) of Regulation S-K and the guidance in Section V of SEC Release 33-8350.

In response to the Staff’s comments, the Company will revise its disclosure related to Goodwill and Other Intangible Assets in future filings to include potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in its impairment assessment. As indicated in the Item 7 Critical Accounting Policies of the Company’s 2015 Form 10-K, fair value was determined using a market approach, which was computed using the Company’s market capitalization as well as a control premium based on recent acquisition activity of public companies in our industry. Specifically, the Company will revise its disclosures in future filings to also reflect that the same items could negatively affect the goodwill impairment assessment via (1) a sustained decrease in our stock price which could result in a decreased market capitalization or (2) a sustained decrease in publically traded acquisition premiums which could result in a decreased control premium applied to our market capitalization.

Item 11. Executive Compensation, page 62

3.
We note your disclosure on page 20 of the Schedule 14A that you incorporate by reference. It appears that you entered into severance agreements with both Messrs. Digirolamo and Keddington, which have not been filed as exhibits. Please tell us what consideration you have given to filing these severance agreements as exhibits. Please refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff comments, the Company respectfully advises that the Company filed the form severance agreement for executive officers, other than Mr. Inman, as Exhibit 10.22 to the Company’s 2015 Form 10-K. The specific executed severance agreements with Messrs. Digirolamo and Keddington utilized this form severance agreement. Accordingly, under Instruction 1 to paragraph (b)(10) of Item 601, we did not file each executive officer’s respective personal agreement because no particular provisions in such personal agreements were necessary for an investor’s understanding of the executive officer’s respective compensation under the agreement.

Form 8-K filed November 10, 2015

General

4.
In your Q2 2016 earnings call, management indicates that “free cash burn” for the quarter was about $5.4 million, which appears to be a discussion of non-GAAP measures. In the future, where non-GAAP financial measures are made public orally, telephonically, by webcast, broadcast or similar means, please ensure that you include the most directly comparable GAAP financial measure as required by Item 100(a)(1) of Regulation G and provide a cross reference to the location on your website where the reconciliation for such measures can be found. We refer you to Note 1 of Item 100 of Regulation G and Question 105.02 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comments, the Company will ensure that all non-GAAP financial measures referenced in future earnings calls will align with material available on the Company’s website that includes the most directly comparable GAAP financial measure, as well as a reconciliation between the non-GAAP financial measure and the comparable GAAP financial measure.

Exhibit 99.2

5.
The “Non-GAAP Income Statement” provided on Slide 4 of your presentation materials appears to provide undue prominence to the non-GAAP information and may create the unwarranted impression to investors that the non-GAAP income statement has been prepared under a comprehensive set of accounting rules or principles. In future filings, please revise your presentation to provide relevant information to investors without providing full non-GAAP income statements. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K and Regulation G. Please also refer to the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comments, the Company will revise future presentation materials to reflect only individual non-GAAP income statement measures without providing a full non-GAAP income statement.

6.
In your Q2 2016 earnings call, management states that you expect to finish the year with a net loss of between $11 and $14 million on a non-GAAP pro forma basis. However, the Guidance Summary on slide 4 of the presentation materials does not specify that your Net Income projections are on a non-GAAP basis and they are not reconciled to the comparable GAAP measure. Similarly, the Free Cash Flow projections are not reconciled to the comparable GAAP measure. In future filings and public presentations please ensure that your non-GAAP measures are clearly identified as such. In addition, ensure that you reconcile your non-GAAP projections to the most directly comparable GAAP measure or explain to us why you cannot provide that information without unreasonable effort. Please refer to Item 10(e)(1)(i) of Regulation S-K.

In response to the Staff’s comments, the Company will revise presentation materials to indicate the Net Income projections are provided on a non-GAAP basis. Additionally, the Company will include a reconciliation for the non-GAAP projections to the most directly comparable GAAP measure(s).

In connection with the responses to your comments, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in our compliance with applicable disclosure requirement and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (248)-483-2050.

Very truly yours,

/s/_ENRICO DIGIROLAMO
Enrico Digirolamo
Chief Financial Officer
Principal Accounting Officer